Exhibit 99.2

News Release
www.srtelecom.com
For more information:

Chad Pralle, Vice President, Marketing
(514) 335-2429 Extension 4413

New Executive Management Team to Lead SR Telecom
Aligns organizational structure for customer-centric agenda

MONTREAL, October 12, 2005 - SR TelecomTM Inc. (TSX: SRX; NASDAQ: SRXA), the leading vendor of licensed OFDM solutions, today announced changes to the executive management team that support its strategy of cultivating an agile organization capable of dynamically addressing the fluid broadband wireless marketplace. The following appointments were approved at the Board of Directors' Meeting held on September 28th, 2005:

Garry Forbes has been appointed to the position of Senior Vice President, Sales and Marketing where he will lead the development and execution of SR Telecom’s global sales and marketing strategy. With more than 25 years of international management experience with industry-leaders including Fujitsu, Nortel, and Telco Systems, Garry’s extensive sales and marketing expertise in both wireline and wireless markets will be instrumental in advancing business development initiatives that address the evolving carrier environment, while reinforcing the company's commitment to its VARs, and strengthening the company's marketing presence in the broadband wireless access industry.

Chaz Immendorf is promoted to the position of Senior Vice President, Innovations where he will spearhead global broadband wireless access initiatives, including technology innovation and product development. With more than 10 years experience in advanced broadband wireless implementations, Chaz will champion research activities at SR Telecom, and assume responsibility for directing software and hardware development of current and future technologies. Building on his extensive technical leadership in advanced OFDM solutions, Chaz will be pivotal in bringing new innovations in BWA technologies to market and driving the development of SR Telecom’s technology portfolio.

Albert Israel is promoted to the position of Senior Vice President, Customer Solutions where he will be responsible for directing SR Telecom’s professional services portfolio to ensure progressive customer service and support strategies. With more than 15 years of management experience, Albert’s knowledge of the telecommunications market will be paramount in elevating SR Telecom’s support services to fulfill the stringent ratification and support requirements of global ILECs.

Chad Pralle is promoted to the position of Vice President, Marketing where he will be responsible for establishing a strategic and co-ordinated approach to ensure SR Telecom is consistently represented to potential customers, partners and other stakeholders. For over 10 years, Chad has been deeply involved in the design, architecture and deployment of next-generation broadband wireless systems, and will now drive the global product direction and marketing for SR Telecom.

Declan Byrne is promoted to the position of Vice President, Global Alliances where he will be responsible for developing business opportunities, generating new strategic alliances and extending the company’s reach to customers worldwide. With more than a decade of experience in international business development, Declan will focus on fortifying SR Telecom’s existing channel and partner relationships, while strengthening the company’s alliances to drive sales and expand its presence globally.

Susannah Tam has been appointed to the position of Vice President, Special Projects where she will work closely with market development, sales, operations and finance to develop and execute SR Telecom's strategic business plan through financial initiatives and strategic partnerships.

“SR Telecom has streamlined and focused its substantial technology and management experience to strengthen ties and create value for consumers in the areas fixed and mobile broadband wireless access solutions” said Bill Aziz, President and Chief Executive Officer of SR Telecom. “This is a pivotal year for SR Telecom, and this new structure will enable the company to streamline its operations and provide a more cohesive focus for operating its business in a proactive and strategic manner. SR Telecom is poised to become the global leader in broadband wireless access solutions with a technology that meets customer demands for reliable, cost-effective and scalable solutions, and these appointments are key in our efforts to expand our customer-facing organization and broaden our executive management team in anticipation of the wide-spread demand for our WiMAX solutions worldwide.”

About symmetry
The most widely deployed licensed NLOS/OFDM solution in the market today, symmetry is unique in offering a WiMAX-ready BWA solution supporting the most advanced modulation (OFDMA) with the key technologies outlined in the latest draft of the 802.16e. More than a decade of experience in deploying large-scale carrier-class OFDM networks has enabled SR Telecom to fine-tune the integration of these technologies to deliver unprecedented spectral efficiency and NLOS range, enabling carriers to deliver toll quality voice (circuit-switched and VoIP) and broadband data services at price points suitable for enterprise, commercial and residential business cases.

About SR Telecom
SR TELECOM designs and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom products to provide broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom products have been deployed in over 130 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SYMMETRY are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.